EXHIBIT 99.1

Press release

Total announces immediate action plan in context of sharp

decrease in oil prices

Paris, March 23, 2020 - Patrick Pouyanné, Chairman & CEO of Total, addressed the Group’s employees on March 19 to mobilize them in the face of the challenges ahead. He recalled the resilience that the Group’s teams demonstrated during the 2015-16 oil crisis as well as the two pillars of the Group’s strategy which are the organic pre-dividend breakeven of less than $25/b and the low gearing to face this high volatility.

In a context of oil prices on the order of $30 per barrel, he announced an action plan to be implemented immediately based on the following three axes:

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Organic Capex cuts of more than $3 billion, ie. more than 20%, reducing 2020 net investments to less than $15 billion. These savings are mainly in the form of short-cycle flexible Capex, which can be arbitrated contractually over a very short time period;

-	$800 million of savings in 2020 on operating costs compared to 2019, instead of the $300 million previously announced;
-	Suspension of the buyback program – the company announced a $2 billion buyback for 2020 in a 60 $/b environment; it bought back $550 million in the first two months.

The attached link allows access to Patrick Pouyanné’s address to the Group’s employees as well as a presentation of the action plan:

-	Message from Patrick Pouyanné to workforce

-	Presentation of the action plan at 30 $/b

Patrick Pouyanné will intervene during the First Quarter 2020 conference call on April 30, 2020.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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